DISTRIBUTION AGREEMENT

1. Parties

1.1 This Agreement is made by and between:
   (a) Manufacturer: Pihsiang Machinery Manufacturing Co., Ltd. a publicly traded Taiwan Corporation, whose business address is: No. 108, Shinhe Road, Shinfeng Shiang, Hsinchu 304, Taiwan, R.O.C.
   (b) Distributor: AMS Homecare Inc., a publicly traded B.C. company whose address is: 1498 Cliveden Avenue, Delta, BC, Canada V3M 6L9

2 Background and Definitions

2.1 Manufacturer makes and sells medical scooters and Power chairs which Distributor is interested in distributing. Accordingly, the parties have come to agreement on the terms and conditions, which will govern their relationship and relative rights, as specified herein.

2.2 The term "Product or The Product" (capitalized) defines the goods which are governed by this Agreement which include Shoprider branded medical scooters, their model numbers are specified below, or as hereafter agreed by the parties to be governed by this Agreement. The agreement will include all scooters produced by the Manufacturer for the Distributor under the Distributor's own brand name as specified below

2.3 Model numbers of agreed Products, Medical Scooters and replacement parts: TE-777NA, TE-778NR, TE-778EL, TE-888NR, TE-888SEL, TE-889SEL, TE-889XLS. The Distributor and Manufacturer may mutually agree to change the scooter models by revising this distribution agreement.

2.4 The term "Territory" specifies the area within which the Distributor is authorized. The Territory for this Agreement is Canada.

3 Appointment

3.1 Subject to the terms of this Agreement the Distributor is hereby appointed as an authorized distributor in the Territory for the Products.

3.2 Distributor's rights shall be exclusive on selected models under Shoprider brand name as listed in paragraph 2.3 above.

3.3 Manufacturer shall not authorize anyone other than the Distributor to sell the same models, or replacement parts for the models, under the Shoprider brand name in the Territory except the common parts and only if the scooter is not sold under the Shoprider Brand Name

4 Distributor's Own Exclusive Brand Name

4.1 The Manufacturer agrees to Manufacture and supply the Distributor, scooters which will be produced not under the Shoprider brand name but the Manufacturer will supply these same scooters under the Distributor's own exclusive brand name such as AMS HomeCare or any other name owned by the Distributor.

4.2 The Distributor may choose to change any part or shape of the scooters and if there is a cost to the Manufacturer to implement and produce the changes requested by the Distributor then the Distributor will be required to pay to the Manufacturer the prior agreed upon costs of the changes.

4.3 Any dies, molds, patents, drawings or documents paid by the distributor reflecting the changes on the scooters will be the property of the Distributor.

4.4 The Manufacturer agrees that the Distributor's own brand names are the property of the Distributor and these names are not to be duplicated or products sold to any other party under these names without the written approval from the Distributor.

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5 Term and Termination

5.1 The term of the Distributor's appointment shall commence on _1_ January 2003 and continue in effect for _2_ year. This agreement will automatically expire on 31 December 2004.

5.2 This Agreement shall become enforceable as of the time it is executed by both parties hereto. Execution by signature of an original or facsimile copy by both parties is sufficient to start this Agreement.

5.3 This Agreement is automatically terminated when the Distributor fails to fulfill purchase commitment in Schedule A. This review will be conducted and determined on a quarterly basis and is subject to the followings: Agreement may be terminated at any time if either party commits a material breach of this Agreement and fails to cure such default within 30 days from mailing of a notice to do so by the other party.

5.4 This Agreement is also automatically terminated if the Distributor fails to fulfill payment obligation to the manufacturer and is subject to the followings: Agreement may be terminated at any time if either party commits a material breach of this Agreement and fails to cure such default within 30 days from mailing of a notice to do so by the other party.

6 Purchase

6.1 Ordering – The Distributor shall order products by giving purchase orders in a form acceptable to Manufacturer. The Distributor may change the models of Product contained in an order up until 60 days prior to the requested or otherwise agreed shipment date. Increases in orders are subject to acceptance by Manufacturer.

7 Product Promotion

7.1 The Distributor shall spend minimum two percent of Shoprider scooter sales on commercially reasonable efforts to diligently promote the Products using the "Trademarks" in the Territory.

7.2 All selling costs, advertising and related business costs relating to Distributor's operation and performance under this Agreement are borne solely by Distributor unless specifically agreed otherwise in this Agreement or in writing signed by the parties.

7.3 Distributor agrees not to make unjustifiable claims concerning the performance of the Products, and agrees to immediately discontinue or modify any advertising, which Manufacturer deems inappropriate.

8 Trademarks

8.1 Manufacturer has used and developed exclusive trademark rights in "Shoprider" and "Sunrunner" (the "Trademarks"). Distributor acknowledges Manufacturer's exclusive rights and agrees not to infringe upon Manufacturer's rights within the period of this agreement.

8.2 Distributor shall be free to use the Trademarks with the Products in a manner consistent with any standards set by Manufacturer, or as otherwise requested by Manufacturer.

9 Price

9.1 The initial purchase price that the Manufacturer shall charge the Distributor for the Products shall be agreed to by both parties. Such prices are in U.S. Dollars and F.O.B. the port of export.

9.2 Pricing of Products is subject to change without notice except with regard to a specific order that has been accepted by Manufacturer at a specified price.

10 Payment and Delivery

10.1 Payments for any products ordered hereunder shall be paid by TT or by a confirmed irrevocable letter of credit.

10.2 Manufacturer shall only be liable for delay in delivery if delivery is unreasonably late and more than thirty (30) days later than specifically agreed to in writing.

10.3 Risk in, and title to, Products ordered by the Distributor passes to the Distributor upon their delivery by Manufacturer to a third party freight carrier for ultimate delivery to Distributor.

11 Modifications, Repairs, Replacement Parts and Warranty Service

11.1 Due to safety and warranty considerations, Product supplied by Manufacturer, or associated accessories thereof, or other goods marked with the Trademarks, shall not be modified by Distributor unless agreed to by Manufacturer in writing. Distributor agrees that maintenance shall be performed on any Product in accordance with any standards or instructions from Manufacturer.

11.2 Distributor agrees to stock reasonable supplies of spare parts to service the Products sold and in service from Distributor. All freight charges of spare parts and repair labor costs should be borne by the Distributor unless otherwise agreed.

11.3 The Manufacturer shall for a period of five years following sale of any Product, continue to sell to the Distributor replacement parts for such Products.

11.4 The parties acknowledge that it is the intention of the parties that the Manufacturer provide such replacement parts as required to rectify any breach of warranty, and the Distributor or its agents or dealer will provide such servicing as is required to rectify any such breach, all in accordance with the Agreement. The Manufacturer's such warranty to delivered goods shall be fifteen (15) months from the date of shipment. Distributor shall keep records of warranty periods and servicing, and shall provide them to the Manufacturer upon request.

12 Warranties by Manufacturer

12.1 Manufacturer warrants that to the best of its knowledge Product does not infringe any proprietary rights of others within the Territory.

12.2 Manufacturer warrants that no other party will be licensed by Manufacturer to practice exclusive rights granted to Distributor so long as the applicable right(s) remains exclusive. Manufacturer does not warrant that importation of the Product into the Territory will not occur from unauthorized sources, but the Manufacturer will take all necessary and reasonable steps to stop unauthorized sources from importing into the Territory.

12.3 No other warranties are made by Manufacturer whatsoever and Manufacturer hereby disclaims all other warranties expressed or implied.

13 Warranties by Distributor

13.1 Distributor warrants that it shall make no agreement sublicensing rights under this Agreement, which are in violation of the terms of this Agreement.

13.2 Distributor warrants that it has no prior agreement that this Agreement violates.

13.3 Distributor warrants that it has not entered into any agreement with third parties that include obligations that will be a violation of this Agreement.

13.4 Distributor warrants that it shall return any and all confidential information of Manufacturer when this Agreement is terminated including the Trademark.

13.5 All technical information that is the property of the Manufacturer with regards to the scooter models can not be copied by the Distributor and is to be returned to the Manufacturer after the termination of this agreement.

14 Confidential Information

14.1 The relationship between Manufacturer and Distributor may lead to the disclosure of confidential information. Such confidential information may include, for example: drawings, sketches, written and oral descriptions, photographs, plans, specifications, date, formulate, processes, apparatus, designs, prototypes, samples, customer lists, price lists, studies, findings, reports, computer programs, inventions and know-how; but is not limited to these specific forms of information.

14.2 Distributor agrees the opportunity to use confidential information solely for the limited purposes relating to the selling, distribution and installation of the Product in the Territory.

14.3 Distributor agrees to maintain the secrecy of Manufacturer's confidential information. Distributor further agrees not to disclose any confidential information to any person other than employees thereof who need to know confidential information in order to fulfill the limited purposes described above. Distributor agrees to assume responsibility for unauthorized disclosure and used by employees and others who gain access to the confidential information through Distributor. All employees or agents of Distributor to whom the confidential information is disclosed will be told of the confidential relationship evidenced hereby and the responsibilities created under this Agreement.

14.4 Distributor agrees that all tangible materials embodying the confidential information remain the exclusive property of Manufacturer and will be appropriately secured to prevent unauthorized use or access, and further will be returned upon termination of this Agreement. Distributor further agrees not to manufacture goods using the confidential information unless authorized by Manufacturer in writing.

14.5 Information sent by Manufacturer to Distributor which is marked "proprietary", "confidential", "secret" or other words of similar import shall be presumed confidential information for purposes of this Agreement until proven otherwise.

15 Limitations on Distributor

15.1 Distributor agrees not to infringe any proprietary rights of Manufacturer, such as patent rights, trademark rights, copyrights, and trade secret rights.

15.2 Distributor agrees not to sell any other competitor's products that are directly competitive with Manufacturer's Products sold to Distributor hereunder, during the term of this Agreement in the Territory. Except the products produced by the Manufacturer for the Distributor under the Distributor's own brand name as per the terms mentioned in the section above on The Distributor's Own Brand Name.

15.3 Distributor agrees not to export Product from the Territory. Exportation of Product may be in violation of exclusive distribution agreements made by Manufacturer with other distributors. Distributor agrees to indemnify and defend Manufacturer for any losses and costs resulting from exportation in violation of this Agreement.

15.4 Distributor agrees not to sell Product with knowledge that such Product is being sold outside the Territory, except with the permission of the Manufacturer.

15.5 The Manufacturer agrees that the Distributor can export the Manufacturer's product for sale using the Distributor's own brand name, which is exclusively owned by the Distributor.

16 Independent Contractors – The Manufacturer and Distributor are independent contractors, and nothing herein shall entitle either party to act as the agent of the other party. Nothing in this Agreement shall be misconstrued as creating a franchise or joint venture.

17 Claims Against Manufacturer – Distributor will defend, indemnify, and hold Manufacturer harmless from and against all liability and claims caused by the negligence of malfeasance of

Distributor or arising from the defective installation of servicing, or due to misrepresentation of the Product.

18 **Entire Agreement** – This Agreement represents the entire agreement between the parties and any previous agreements, understanding or arrangements, whether oral or written, are hereby excluded.

19 **Partial Enforceability** – Any provision hereof that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

20 **Modification of Agreement** – No modification of this Agreement shall be valid or binding unless the modification is in writing and executed by the parties to this Agreement.

21 **Waiver** – Condoning, excusing, or waiving by any party of this Agreement, of any default, breach, or nonobservance by any other party thereto will not operate as a waiver with respect to any continuing or subsequent default, breach, or nonobservance.

22 **Force Majeure** – If the performance under this Agreement is prevented, restricted, or interfered with by reason of fire or other casualty or accident; strikes or labor disputes; inability to prove raw materials, power or supplies, war or other violence; any law, order, proclamation, regulation, ordinance, demand, or requirement of any government agency; or any other act or condition beyond the reasonable control of the parties hereto, the party so affected, upon giving prompt notice to the other party, will be excused from performance to the extent of the prevention, restriction, or interference, provided that the party so affected uses its best efforts to avoid or remove the causes of nonperformance and continues performance when causes are removed. Such notice shall be completed within 48 hours after it happens.

23 **Mediation/Arbitration** – in case of any dispute, the manufacturer and the distributor agree to go through a 3rd party mediation/arbitration. In the event that mediation/arbitration failed, all legal issues will be dealt with at court decided by the manufacturer.

24 **Execution by Manufacturer**

Pihsiang Machinery Mfg. Co., Ltd.

Date: Jan 1, 2003

By: ______________________
President

25 **Execution by Distributor**

AMS Homecare Inc.

Date: Jan 1, 2003

By: ______________________
Rani Gill, President

or:

By: ______________________
Harj Gill, Director

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SCHEDULE A
AMS HOMECARE INC. dba SHOPRIDER CANADA MOBILITY PRODUCTS
ORDER FORECAST JAN. 1 - DEC. 31, 2003
PIHSIANG MACHINERY

MODEL	CODE	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEPT	OCT	NOV	DEC	TOTAL
777NA		0	0	63	0	0	63	0	0	63	0	0	63	252
787NA		0	0	0	0	0	0	0	0	0	0	0	0	0
778NR	8883	0	0	0	0	54	0	54	54	0	0	54	0	216
778EL		0	0	48	48	0	48	0	48	0	48	0	48	288
778XLS	889W3	0	0	0	0	0	0	0	0	0	0	0	0	0
888NR	8884	0	0	0	0	51	0	51	51	0	0	51	0	204
888SEL		0	0	60	60	0	60	43	60	0	60	0	60	403
889SEL		0	84	0	84	0	84	84	84	84	0	84	0	588
889XLS		0	0	0	46	0	0	46	46	0	46	0	46	230
PHFW10		0	0	50	0	50	0	0	0	50	0	0	50	200
888WA		0	0	25	0	25	0	0	0	25	0	0	25	100
888WNL		0	0	10	0	10	0	0	0	10	0	0	10	40
TOTAL		0	84	256	238	190	255	278	343	232	154	189	302	2521

PLEASE CONFIRM:
Sign and return by fax thank you.

NAME	DATE
[signature]	Jan 10/03